UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2007

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey

Zona de Carga

Carretera Miguel Alemán, Km. 24 s/n

66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA’s April 2007 total passenger traffic increases 17.8%

•	Domestic traffic jumps 27%

Monterrey, NL, Mexico, May 9, 2007—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, reports that total passenger traffic (terminal passengers) at its 13 airports reached 1.16 million in April 2007, an increase of 17.8% compared to April 2006, driven by a 27% increase in domestic traffic. Eight airports reported double-digit growth in passenger traffic; the airports with the most significant increases were Monterrey, Culiacán, Chihuahua, Ciudad Juárez, and Torreón.

Domestic traffic in April 2007 totaled 952,212 passengers, an increase of 27% compared to the prior year. The new airlines have increased their routes and frequencies at OMA’s airports. VivaAerobus opened four routes, three of which originate at Monterrey, and the fourth is Culiacán-Tijuana. The decrease in domestic traffic at the Zacatecas airport was due to the suspension of operations of Líneas Aéreas Azteca, which went into effect on March 26.

International traffic was 202,616 passengers in April 2007, a 12.2% reduction compared to April 2006. The Culiacán and Torreón airports recorded increases, principally due to the increase in passenger traffic to and from Los Angeles and Las Vegas. The rest of our airports recorded decreases; the most affected were the tourist destination airports, which saw a decrease in the frequency of some scheduled international flights, and the recovery of the Mexican Caribbean as tourist destination. The international traffic at Monterrey airport continues to be affected by the cancellation of international routes during 2006. Additionally, the temporary suspension of operations of Aerocalifornia continues to affect our airports.

By airport

Monterrey, OMA’s principal airport, served 517,174 passengers in April 2007, an increase of 17.5% compared to the same month of 2006. The performance of Aviacsa and VivaAerobus, as well as Interjet, Volaris, Alma, and Aladia contributed to domestic traffic growth at Monterrey.

The airports in Culiacán, Torreón and Durango recorded increases over 50% as a result of the entrance of new airlines.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA employs over 900 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2000. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Please visit our website, www.oma.aero.

This communication may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our Prospectus under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Víctor Humberto Bravo Martín
Víctor Humberto Bravo Martín
Chief Financial Officer

Date: May 10, 2007